

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

Via E-mail
Hideyuki Kanakubo
President and Chief Executive Officer
AirTouch Communications, Inc.
1401 Dove Street, Suite, 220
Newport Beach, CA 92660

> **Re: AirTouch Communications, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-177071**
> **Filed September 29, 2011**

Dear Mr. Kanakubo:

We have reviewed your letter dated October 14, 2011 and have the following comment. Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Your response to our letter dated October 5, 2011 indicates that your are registering more than one-third of your public float and that the shares registered represent approximately 69.6% of your total issued and outstanding shares of common stock after giving effect to the exercise of warrants. Please tell us the percentage of your public float (non-affiliated holdings) that the shares registered represent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. Please contact Jonathan Groff, Attorney Advisor, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me, at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Harvey Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP